SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of the earliest event reported): May 23, 2006

BWC Financial Corp.
(Exact name of registrant as specified in its charter)

California	**0-10658**	**94-262100**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1400 Civic Drive
Walnut Creek, California 94596
(Address of principal executive offices) (Zip Code)

(925) 932-5353
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On May 22, 2006, BWC Financial Corp. ("BWC"), its wholly-owned subsidiary Bank of Walnut Creek ("Bank") and First Republic Bank ("First Republic") announced that they had entered into an Agreement and Plan of Merger, dated as of May 20, 2006 (the "Merger Agreement"), that provides, among other things, for BWC to merge with and into First Republic (the "BWC Merger") and the Bank to merge with and into First Republic (the "Bank Merger"). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Under the terms of the Merger Agreement, each holder of record of BWC Common Stock immediately prior to the BWC Merger will have the right to receive .97 shares of First Republic Common Stock with respect to each share of BWC Common Stock held by such holder. Cash will be paid in lieu of fractional shares based on the market price of First Republic Common Stock at the time of the BWC Merger.

Under the stock option plan of BWC, all outstanding BWC stock options that are unvested will vest fully immediately prior to the BWC Merger. The Merger Agreement provides that in the BWC Merger all BWC stock options will be cancelled. Each holder of an option will receive a cash payment equal to the amount of profit the holder would have received if the holder had exercised the option, paid the exercise price, exchanged the resulting BWC Common Stock for shares of First Republic Common Stock in the BWC Merger and sold the shares of First Republic Common Stock at a price equal to the average closing prices of the Common Stock of First Republic on the New York Stock Exchange on the last ten trading days ending immediately prior to the closing of the BWC Merger.

The BWC Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes so that neither First Republic, BWC, the Bank nor any of the stockholders of BWC generally will recognize any gain or loss in the transaction, except that BWC stockholders will recognize gain with respect to cash received in lieu of fractional shares of First Republic Common Stock.

Completion of the BWC Merger is subject to customary conditions, including (a) approval and adoption by the BWC stockholders of the Merger Agreement; (b) receipt of requisite regulatory approvals; (c) absence of any law or order prohibiting the completion of the BWC Merger; (d) subject to certain exceptions, the accuracy of the representations and warranties of the parties; and (e) material compliance with the covenants of the parties.

In connection with the Merger Agreement, First Republic entered into Voting Agreements, dated as of May 20, 2006 (the "Voting Agreements"), with each of the directors of BWC, its Chief Financial Officer, its senior credit officer and its senior real estate lending office. Under the Voting Agreements, the directors and Messrs. Wines and Sheets, and Ms. Head gave First Republic irrevocable proxies to vote, and agreed to vote, their shares of BWC Common Stock in favor of the BWC Merger and the Bank Merger and agreed that they will not vote those shares in favor of another acquisition transaction.

The Merger Agreement contains termination rights for both BWC and First Republic and further provides that, upon termination of the Merger Agreement under specified circumstances, BWC may be required to pay First Republic a cash termination fee of $7.0 million.

In addition, and also on May 22, 2006, BWC Financial Corp announced that it had entered into an Agreement for the sale its majority interest in BWC Mortage Services to its joint venture partner, Simonich Corporation for a total cash purchase price of $1,029,130. This Agreement was executed by the parties on May 20, 2006 with the transfer of rights and interest as a joint venture partner and the assumption of liabilities by Simonich Corporation effective as of May 1, 2006.

Item 7.01 Regulation FD Disclosure

On May 22, 2006, First Republic placed a presentation for analysts and others regarding the proposed BWC Merger (the "Meeting"), on the First Republic web site at First Republic.com. This presentation is accessible via the Internet. A copy of these materials is attached hereto as Exhibit 99.2

The information in this item 7.01 of this Current Report in Form 8-K, including Exhibit 99.2, will not be treated as "filed" for the purposes of Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section. This information will not be deemed incorporated by reference into a filing under the Securities Act of 1933, or into another filing under the Exchange Act, unless that filing expressly refers to specific information in this item 7.01 or to Exhibit 99.2.

Item 9.01 Financial Statements and Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among First Republic Bank., BWC Financial Corp. and Bank of Walnut Creek dated May 20, 2006
2.2	Agreement Regarding Dissolution of Joint Venture
99.1	Press release announcing execution of the Merger Agreement
99.2	Merger presentation materials (solely furnished and not filed for purposes of Item 7.01)

* * *

FORWARD-LOOKING STATEMENTS

This current report on Form 8-K (including information included or incorporated by reference herein), the exhibits attached hereto and any statements BWC may make during any meeting, or webcast include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, statements about plans, objectives, expectations and intentions and other statements that are not historical facts. The words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimate," or words of similar meaning, or future or conditional verbs, such as "will," "would," "should," "could," or "may," are generally intended to identify forward-looking statements. These forward-looking statements reflect our current views and assumptions and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from the results discussed in these forward-looking statements for a number of reasons, including, among other things, credit, market, operational, liquidity, interest rate and other risks; changes in general business and economic conditions or government fiscal and monetary policies. Given these factors, you should not place undue reliance on the forward-looking statements. Forward-looking statements speak only as of the date they are made and may not be updated to reflect changes that may occur after the date they are made. There is the added risk and potential that the Plan of Merger can be cancelled and terminated and may not ultimately be concluded and the disclosure of the Agreement and Plan of Merger should be taken only as a statement as to the facts that exist as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 23, 2006   BWC FINANCIAL CORP.

By: _____
    Leland E. Wines
    Chief Financial Officer and Corporate Secretary